April 22, 2020

Robert Weinstein
Chief Financial Officer
Neurotrope, Inc.
1185 Avenue of The Americas, Third Floor
New York, New York 10036

       Re: Neurotrope, Inc.
           Registration Statement on Form S-3
           Filed April 17, 2020
           File No. 333-237745

Dear Mr. Weinstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jeffrey Schultz, Esq.